UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Private Placement

On June 10, 2026, WF Holding Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain individual purchasers (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers 4,032,258 units, at a purchase price of $1.24 per unit, with each unit consisting of one (1) ordinary share and one (1) warrant to purchase ten (10) ordinary shares, for aggregate gross proceeds of $5,000,000 (the “Offering”).

On June 11, 2026, the Offering closed and the Company issued 4,032,258 ordinary shares (the “Shares”) and warrants for the purchase of 40,322,580 ordinary shares (the “Warrants”). The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Regulation S of the Securities Act. The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

The Warrants are exercisable upon issuance for a period of five (5) years at an initial exercise price of $0.248. The exercise price is subject to standard adjustments for share dividends, share combinations, recapitalizations, distributions and similar transactions affecting the Company’s ordinary shares, subject to a floor price of $0.01. The Warrants may be exercised on a cashless basis if there is no effective registration statement with respect to the underlying ordinary shares. In addition, under an alternate cashless exercise option contained in the Warrants, commencing on the tenth (10th) day following issuance, the holders of the Warrants will have the right to exercise the Warrants and receive an aggregate number of ordinary shares equal to the product of (i) the aggregate number of ordinary shares that would be issuable upon a cash exercise of the Warrants and (ii) 0.9.

The Purchase Agreement includes customary representations, warranties and covenants. It also provides that the Company will indemnify the Purchasers and their respective directors, officers, shareholders, members, partners, employees and agents against certain liabilities, including liabilities under the Securities Act.

In addition, pursuant to the Purchase Agreement, the Company agreed that, for a period of twenty-four (24) months following the closing, without the written consent of Purchasers who in the aggregate subscribed for more than 50% of the initial subscription amounts (the “Requisite Purchasers”), which consent shall not be unreasonably withheld or delayed, neither the Company nor any subsidiary shall (i) issue, enter into any agreement to issue, or announce the issuance or proposed issuance of, any ordinary shares or any securities which would entitle the holder thereof to acquire at any time ordinary shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instruments that are at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, ordinary shares (“Ordinary Share Equivalents”), or (ii) file any registration statement or any amendment or supplement thereto.

The Company also agreed that, for a period of twenty-four (24) months following the closing, without the written consent of the Requisite Purchasers, which consent shall not be unreasonably withheld or delayed, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ordinary shares or Ordinary Share Equivalents (or a combination of units thereof) or equity-linked instruments involving a Variable Rate Transaction (as defined in the Purchase Agreement).

Pursuant to the Purchase Agreement, the Company and the Purchasers also entered into Lock-Up Agreements, pursuant to which the Purchasers agreed not offer, sell, contract to sell, lend, hypothecate, pledge or otherwise dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to any ordinary shares or Ordinary Share Equivalents beneficially owned, held or acquired by the Purchasers for a period of twelve (12) months following the closing date.

The foregoing summary of the terms and conditions of the Purchase Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of those documents attached as exhibits hereto, which are incorporated herein by reference.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-296397) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	WF HOLDING LIMITED

/s/ Leah Siang Ling
Name: Leah Siang Ling
Title: Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Ordinary Share Purchase Warrant
10.1	Form of Securities Purchase Agreement

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